SEC LETTER TO REAL STREET BUILD-TO-RENT FUND I, LLC

Issuer Response to Letter dated November 20, 2023

Amendment No. 1 to Offering Statement on Form 1-A

SEC COMMENT	ADDRESSED BY
COVER PAGE

1.      We note your disclosure that the offering “will terminate on the earliest of: (a) the date the Company, in its sole discretion, elects to terminate, or (b) the date upon which all Units have been sold.” However, you disclose on page 16 that the offering will last 12 months and in Part I, Item 4 that the offering will not last more than one year. Please reconcile.

The 8th paragraph in the Cover Page in the Form 1-A/A now reads:

“Sales of the Units pursuant to this Regulation A Tier 2 Offering (the “Offering”) will commence immediately upon qualification by the Securities and Exchange Commission (the “Effective Date”) and will terminate on the earliest of: (a) the date the Company, in its sole discretion, elects to terminate, or (b) the date upon which all Units have been sold, or (c) the expiration of 12 months from the qualification date (the “Offering Period”). The Company may elect to extend the Offering period past twelve months from the qualification date pursuant to Rule 251(D)(3)(I)(F) (see below).”

2. Please add a cross reference to the risk factors discussing the distribution and redemption rights of the investors.

The 13th paragraph in the Cover Page in the Form 1-A/A now reads:

“Prior to this Offering, there has been no public market for the Units, and none is expected to develop. The Offering price is arbitrary and does not bear any relationship to the value of the assets of the Company. The Company does not currently have plans to list any Units on any securities market. The Manager and Affiliates will receive compensation and income from the Company and these transactions may involve certain conflicts of interest. If the Properties do not generate sufficient revenue, the amount of cash available for distribution to Investors would be materially and adversely affected. No Investor will have the right to withdraw or receive a return of its initial investment for a period of three (3) years from the issue date for the Units. After that period an Investor may request that the Company redeem a maximum of ten (10) Units per fiscal year, subject to the availability of Company funds. See “Risk Factors,” “Compensation of the Manager,” “Conflicts of Interest,” and “Securities Being Offered,” below.”

RISK FACTORS
Control by Management, page 8
3. Please describe the material differences between the Class A and the Class B Units.

This Risk Factor now reads:

“Control By Management.

As of June 30, 2023, the Company’s Manager owned approximately 100% of the Company’s issued Class B Voting Units. Upon completion of this Offering, the Company’s Manager will continue to own approximately 100% of then issued and outstanding voting Class B Units, and will be able to continue to control the Company. Furthermore, unlike the Members holding Class A Units sold through this Offering, the Members holding the Class B Units effectively determine any subsequent Manager of the Company. Members holding Class B Units will not receive the Preferred Return paid to Class A Members and Members holding Class A Units will, as a group, receive seventy percent (70%) of distributions of Net Operating Cash Flow, Net Capital Proceeds, and Net Refinancing Proceeds (as those terms are defined in the Company’s Operating Agreement), compared to the thirty percent (30%) received by the Class B Members. See “Securities Being Offered,” below.”

Financial projections may be wrong, page 13
4. We note your disclosure that the Manager will periodically provide the Members with information about the Properties it acquires and develops on your behalf. Please disclose that material information about property acquisitions will be provided to investors in a post qualification amendment to this offering statement or advise.	As noted, the Company will directly provide Investors (Class A Members) with material information about property acquisitions on a periodic basis. This same information will be included in annual reports (Form 1-K), semi-annual reports (Form 1-SA), and as appropriate, current reports (Form 1-U). In the event that a Form 1-A POS is filed any material information about property acquisitions to date will be included.
PLAN OF DISTRIBUTION
Prior Investment Programs/Securities Offerings, page 16
5. Please revise to disclose your concurrent Regulation D offering and your sales of Class B Units.

The Company has decided to terminate its current Regulation D offering prior to the qualification of this Regulation A offering, so references to the “Concurrent Regulation D Offering” throughout the document have been deleted. The following text has been added to the Prior Investment Programs/Securities Offerings section to discuss the Regulation D offering and the issuance of the Class B Units:

“Beginning on June 14, 2023, the Company engaged in a private placement offering pursuant to Regulation D for the sales of Class A Units for a price of $1,000 per Class A Unit for up to $25,000,000 (“Initial Regulation D Raise”). However, the Company did not sell any such Class A Units and terminated the Initial Regulation D Raise prior to the qualification of this Offering.

At its founding in June 2023, the Company issued 1,000 Class B Units to the Manager in exchange for $1,000.00.”

USE OF PROCEEDS, page 17
6. We note that you are concurrently offering the Units pursuant to Rule 506(c) of Regulation D. Moreover, it appears that you plan use the proceeds of this offering with the proceeds from your Regulation D offering given your disclosure on page 6 that that the "[p]roceeds from the Offering and the Concurrent Regulation D Offering will be sufficient to allow implementation of the investment objectives as described." Please revise your disclosure to provide more detail about your concurrent Regulation D offering such as the size, timing, and termination date. Refer to Instruction 5 in Part II, Item 6 of Form 1-A.

As described in the response to Comment 5, the Company has decided to terminate its current Regulation D offering prior to the qualification of this Regulation A offering, so references to the “Concurrent Regulation D Offering” throughout the document have been deleted.

As further described above, the following text has been added to the Prior Investment Programs/Securities Offerings section to disclose the size, timing and termination of the Regulation D offering:

“Beginning on June 14, 2023, the Company engaged in a private placement offering pursuant to Regulation D for the sales of Class A Units for a price of $1,000 per Class A Unit for up to $25,000,000 (“Initial Regulation D Raise”). However, the Company did not sell any such Class A Units and terminated the Initial Regulation D Raise prior to the qualification of this Offering.”

CONFLICTS OF INTEREST, page 21
7. Please also describe your conflicts of interest in the Risk Factors section.

The following Risk Factor has been added:

“Potential Conflicts of Interest

The Manager of the Company, Real Street Capital Manager, LLC, owns 100% of the Class B Units, which allow for significant control over the operations of the Company. The owners of the Manager include the same individuals who will direct the development, and management, and disposition of the Company’s real estate assets. These individuals are permitted to devote their time to other ventures, potentially to the detriment of the Company. Furthermore, the Manager of will receive compensation for its services pursuant to the “Manager Fee Schedule” (below) and may be paid a greater amount than the fees listed. The potential conflict is mitigated by limiting any such greater amounts to what is reasonable and not in excess of the customary management fees which would be paid to an independent third party.”

KEY EMPLOYEES OF THE COMPANY MANAGER
Business Experience, page 21
8. Please disclose management’s business experience over the past five years and include dates of employment. Refer to Part II, Item 10(c) of Form 1-A.	The Business Experience section under Key Employees of the Company Manager has been updated to include at least the past five (5) years and dates of employment for the individuals listed.
COMPENSATION OF THE MANAGER
Manager Fee Schedule, page 22
9. Please disclose how you will determine the value of gross assets to calculate the Asset Management Fee and the value of the committed equity to determine the Fund Management Fee. Also disclose whether there is any limit on the reimbursements and costs sharing to be paid to the Manager. If applicable, add risk factor disclosure.

The following language has been added as footnotes to the Manager Fee Schedule section:

“[1] For purposes of calculating the Asset Management Fee, the Manager will determine the value of the gross assets under management using the income approach for valuation of real estate. To the extent a Property is not generating income or future income cannot be predicted, the Manager may also use methodologies that it deems reasonable based on various valuation practices commonly used in similar businesses in the industry, including appraisals, comparable sales of other assets similar to Properties, historical data and trends from actual sales, disposition or performance of Properties, cash balances, and other such methodologies generally used and accepted in the market.

[2] For purposes of calculating the Fund Management Fee, the value of committed equity will be the sum of all capital that has been deployed or dedicated for use in the management and operations of the Company.”

The Reimbursements and Cost Sharing disclosures have been revised to reflect that there are no fixed limits on the amounts reimbursed or paid, respectively, to the Manager, beyond what is reasonable in the Manager’s discretion and customary in the real estate industry.

The following Risk Factor has been added to the Form 1-A:

“No fixed limits to reimbursements or cost sharing paid to Manager.

Both the reimbursements and cost sharing paid to Manager are not subject to fixed limits beyond what is reasonable in the Manager’s discretion and customary in the real estate industry. For this reason, there is a risk of these payments reducing the amounts available for distribution to Investors. See “Compensation of Manger.”

EXHIBITS
10. We note your exhibit 11. In an amended offering circular, please have your auditor update their consent to reflect the correct name of the issuer, REAL STREET BUILD-TO-RENT FUND I, LLC.	A new Exhibit 11 (auditor consent) has been included with the filing of the Form 1-A/A, with the correct name of the issuer.
11. Please revise the legal opinion to include the amount offered.	A new Exhibit 12 (legal opinion) has been included with the filing of the Form 1-A/A, with the offering amount added.
12. We note that your maximum offering amount reflected in the offering statement is 25,000 Class A Units. However, your Subscription Agreement refers to "50,000 Class A Interests of Membership Interest." Please reconcile.	A new Exhibit 4 (subscription agreement) has been included with the filing of the Form 1-A/A, with the correct number of 25,000.
GENERAL
13. We note that you are offering 25,000 Class A Units at $1,000 per Unit for a total of $25,000,000. However, in Item 4 of Part I, we note your disclosure of $1,000 as the total amount to be offered. Please revise Item 4 of Part I.	Item 4 of Part I has been corrected during the filing of the Form 1-A/A.

14.  We note that Sections 19.8 and 19.9 of your Operating Agreement includes provisions for arbitration and waiver of jury trial. Please include disclosure in your offering statement risk factors section regarding these provisions, including a description of the provisions, the risk of the provisions, impacts on investors, any uncertainty about enforceability, whether these provisions apply to claims under the federal securities laws, the impact on claims arising under other laws, and whether or not the provisions apply to purchasers in secondary transactions. If the provisions apply to federal securities laws claims, please also state that investors cannot waive compliance with federal securities laws and the rules and regulations thereunder.

The following Risk Factor has been added to the Form 1-A/A:

“The Company’s Operating Agreement requires many disputes to be settled through mandatory mediation or arbitration.

Sections 19.8 and 19.9 of the Company Operating Agreement require many disputes to be settled through mandatory mediation or arbitration, respectively. Pursuant to the Operating Agreement, the parties agree that any and all disputes, claims or controversies arising out of or relating to the Operating Agreement shall be submitted to JAMS (or its successor), for mediation, and if the matter is not resolved through mediation, then it shall be submitted to JAMS for final and binding arbitration. These provisions may (1) increase the costs for an investor to bring a claim, (2) limit access to information relative to litigation, (3) discourage the bringing of claims, and (4) limit investors’ ability to bring a claim in a judicial forum that they find favorable. Although the arbitration provision does not apply to claims under U.S. federal securities laws, both of these provisions would apply to claims arising under other laws and would apply future purchasers of the Units in secondary transactions. The enforceability of these provisions is uncertain, and to the extent the mediation provision applies to federal securities laws claims, Investors cannot waive compliance with federal securities laws and associated rules and regulations.”

15. We note that your website states "24% Annual Target Return" and "8% preferred return;" however, this is not disclosed in your offering statement. Please delete or advise.

The initial Form 1-A as filed disclosed the 8% Preferred Return in the “Securities Being Offered” section. The current LLC Operating Agreement also describes the Preferred Return. Therefore, the website and relevant sections in the Form 1-A/A remain unchanged.

The phrase “24% Annual Target Return” has been removed from the website.

16. We note that your website states you are offering a minimum of $500,000 Units. However, your disclosure on the offering statement cover page states that minimum offering amount is "Not Applicable." Moreover, your website provides that the minimum investment is $25,000 (25 Units), while your offering statement states that the minimum investment amount is "$1,000.00 for 1 Unit per Investor." Please reconcile.	The discrepancies on the website have been corrected, and reconciled with the Form 1-A.
17. We note your disclosure regarding your concurrent Rule 506(c) offering. Please briefly tell us the facts you relied upon to comply with Rule 152. Refer to Section II.B.5.c of the Regulation A final rules adopting release effective June 19, 2015.

As described in the response to Comment 5, the Company has decided to terminate its current Regulation D offering prior to the qualification of this Regulation A offering, so references to the “Concurrent Regulation D Offering” throughout the document have been deleted.